SRZNY\649614v2

                                                         Page 1 of 26 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ________
                                 SCHEDULE 13D
                               (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                            Corporate Express, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.0002
                         (Title of Class of Securities)
                                   219888104

                                 (CUSIP Number)

            Martin E. Franklin                Peter A. Hochfelder
            c/o Marlin Management, L.L.C.     c/o Brahman Management, L.L.C.
            555 Theodore Fremd Avenue         277 Park Avenue, 26th Floor
            Suite B-302                       New York, New York 10172
            Rye, New York 10580                    (212) 941-1400
              (914) 967-9400

                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                October 29, 1999
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                         Page 2 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 3 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 4 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 5 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Bull Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 6 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                         Page 7 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

                                                         Page 8 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 9 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 10 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 11 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Partners I, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 12 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        5,140
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     5,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     5,140

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     Less than 0.01%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                         Page 13 of 26 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Martin E. Franklin

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            224,135

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        5,140

                9   SOLE DISPOSITIVE POWER
  REPORTING          224,135
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     5,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     229,275

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     Less than 0.01%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 14 of 26 Pages

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ian G.H. Ashken

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            15,265

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        5,140

                9   SOLE DISPOSITIVE POWER
  REPORTING          15,265
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     5,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     20,405

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     Less than 0.01%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 15 of 26 Pages

          The Schedule 13D initially filed on January 4, 1999, by the signatories hereto relating to the Common Stock, par value $0.0002 per share (the "Common Stock"), issued by Corporate Express Inc., a Colorado corporation (the "Company"), whose principal executive offices are at 1 Environmental Way, Broomfield, Colorado 80021, as amended by Amendment No. 1 thereto filed on January 20, 1999, Amendment No. 2 thereto filed on February 24, 1999, Amendment No. 3 thereto filed on March 31, 1999, and Amendment No. 4 thereto filed on November 3, 1999, is hereby further amended by this Amendment No. 5 to the Schedule 13D to correct certain inaccuracies contained in Amendment No. 4 with respect to the holdings of Marlin Management, L.L.C., Martin E. Franklin and Ian G.H. Ashken (although the total number of shares owned by the Reporting Persons remains less than 5% of the issued and outstanding shares of the Company), as follows:
Item 2.   Identity and Background.
------    -----------------------

          Item 2 is hereby restated in its entirety:
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (ii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iii) BY Partners, L.P. ("BY Partners") a Delaware limited partnership, with respect to the shares of Common Stock owned by it;
(iv) Brahman Bull Fund, L.P. ("Brahman Bull"), a Delaware limited partnership, with respect to shares of Common Stock owned by it; (v) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the

                                                         Page 16 of 26 Pages
sole general partner of each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull (Brahman II, BY Partners, Brahman Institutional and Brahman Bull, collectively, the "Brahman Partnerships"), with respect to the shares of Common Stock owned by the Brahman Partnerships and for its own account, (vi) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common Stock (A) held for BY Partners, (B) owned by Brahman Capital for its own account and (C) held for Brahman Partners II Offshore, Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and
(vii) Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik, each a citizen of the United States, and together the executive officers and directors of Brahman Capital and the sole members of Brahman Management, (A) collectively with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management and (B) for Peter A. Hochfelder, with respect to the shares of Common Stock held by Stacy Hochfelder, his wife, individually and as custodian pursuant to the New York Uniform to Gift Minors Act, (C) for Robert J. Sobel, with respect to the shares of Common Stock held as Trustee for the Mitchell A. Kuflik Family Trust and (D) for Mitchell A. Kuflik, with respect to the shares of Common Stock held as Trustee for the Robert J. Sobel Family Trust. The foregoing individuals and entities (other than Brahman Offshore and Stacy Hochfelder) are hereinafter referred to collectively as the "Brahman Reporting Persons."
         This statement is also filed by (i) Marlin Partners I, L.P. ("Marlin I"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (ii) Marlin Management, L.L.C., a Delaware limited

                                                         Page 17 of 26 Pages
liability company ("Marlin Management") with respect to the shares of Common Stock owned by it and Marlin I and (iii) Messrs. Martin E. Franklin and Ian G.H. Ashken, each a citizen of the United Kingdom, and together the executive officers and directors of Marlin Management, with respect to the shares of Common Stock owned for their personal accounts and, in the case of Mr. Franklin, as Trustee for the Peter A. Hochfelder Family Trust and owned by Marlin Management. Marlin I, Marlin Management and Messrs. Franklin and Ashken are hereinafter referred to collectively as the "Marlin Reporting Persons." The Brahman Reporting Persons, together with the Marlin Reporting Persons, are referred to hereinafter collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          Brahman II, BY Partners, Brahman Institutional and Brahman Bull are each private investment partnerships, the sole general partner of which is Brahman Management. As the sole general partner of Brahman II, BY Partners, Brahman Institutional and Brahman Bull, Brahman Management has the power to vote and dispose of the shares of Common Stock owned by each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull and, accordingly, may be deemed the "beneficial owner" of such shares. The managing members of Brahman Management are Peter Hochfelder, Mitchell Kuflik and Robert Sobel.
          Pursuant to an investment advisory contact (and, in the case of BY Partners, pursuant to an arrangement between Brahman Management and Brahman Capital), Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of each of Brahman Offshore and BY Partners and, accordingly, may be deemed the "beneficial owner" of such

                                                         Page 18 of 26 Pages
shares. Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.
          Marlin I is a private investment partnership, the sole general partner of which is Marlin Management. As the sole general partner of Marlin I, Marlin Management has the power to vote and dispose of the shares of Common Stock owned by Marlin I and, accordingly, may be deemed the "beneficial owner" of such shares. The sole managing partners of Marlin Management are Martin Franklin and Ian Ashken.
          Messrs. Franklin and Ashken were the principal executive officers of an investment vehicle that acquired DRG Plc. in 1989. DRG had sales and a market value of over $1 billion and was one of the world's largest paper and packaging companies, including the second largest stationery distributor in the United Kingdom and the largest envelope manufacturer in the world. In 1992 Messrs. Franklin and Ashken created Benson Eyecare Corporation and grew the company from $16 million in sales in 1992 to annualized sales of over $300 million in 1996, at which time the company was sold netting shareholders a total return of 1,760% from 1992 to 1996, or a 105% compound annual return. The growth of Benson Eyecare Corporation and its successor included the acquisition of two underperforming public companies, Optical Radiation Corporation in 1994 and ILC Technology in 1998. Marlin Management was created in 1996 and has made a number of private equity investments since its formation.
          (b) The address of the principal business and principal office of Brahman II, Brahman Institutional, BY Partners, Brahman Bull, Brahman

                                                         Page 19 of 26 Pages
Management, Brahman Capital and Messrs. Hochfelder, Kuflik and Sobel is 277 Park Avenue, 26th Floor, New York, New York 10172.
          The address of the principal business and principal office of Marlin I, Marlin Management and Messrs. Franklin and Ashken is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.
          The address of the principal business and principal office of Brahman Offshore is c/o Citco, N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands, Antilles.
          (c) The present principal business of Brahman II, BY Partners, Brahman Institutional, Brahman Bull and Marlin I is that of a private investment fund, engaging in the purchase and sale of securities for investment for their own accounts. The present principal business of Brahman Management is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of the Brahman Partnerships. The present principal business of Brahman Capital is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of Messrs. Hochfelder, Sobel and Kuflik are directing the activities of Brahman Management and Brahman Capital. The present principal business of Marlin Management is that of a private investment management firm. The present principal occupations of Messrs. Franklin and Ashken are directing the activities of Marlin Management and its affiliates.
          The present principal business of Brahman Offshore is that of a

                                                         Page 20 of 26 Pages
private investment fund, engaging in the purchase and sale of securities for investment for its own account.
          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen, other than Messrs. Franklin and Ashken, who are citizens of the United Kingdom. Each of Brahman Management and Marlin Management is a Delaware limited liability company. Each of Brahman II, BY Partners, Brahman Institutional, Brahman Bull and Marlin I is a Delaware limited partnership. Brahman Capital is a Delaware corporation.
        Brahman Offshore is a Cayman Islands exempted company limited by shares.
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby amended by the addition of the following:
          As of the close of business on October 29, 1999, (i) Brahman II owns beneficially zero shares of Common Stock, constituting 0% of the shares

                                                         Page 21 of 26 Pages
outstanding; (ii) Brahman Institutional owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (iii) BY Partners owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (iv) Brahman Bull owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (v) Brahman Management owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners, Brahman Institutional and Brahman Bull pursuant to clauses (i)-
(iv) herein and inclusive of zero shares of Common Stock held for its own account); (vi) Brahman Capital owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amount is inclusive of (A) zero shares held by BY Partners, (B) zero shares held by Brahman Capital for its own account and (C) zero shares held for the account of Brahman Offshore);
(vii) each of Messrs. Sobel and Kuflik own beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amounts are inclusive of (A) for Robert J. Sobel, zero shares of Common Stock he holds as Trustee for the Mitchell A. Kuflik Family Trust and (B) for Mitchell A. Kuflik, zero shares of Common Stock he holds as Trustee for the Robert J. Sobel Family Trust); (viii) Peter A. Hochfelder owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amount is inclusive of (A) zero shares of Common Stock held by Stacy Hochfelder as custodian for Charles A. Hochfelder, (B) zero shares of Common Stock held by Stacy Hochfelder as custodian for Harrison S. Hochfelder and (C) zero shares of Common Stock held by Stacy Hochfelder for her own account);

                                                         Page 22 of 26 Pages
(ix) Marlin I owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (x) Marlin Management owns beneficially 5,140 shares of Common Stock, constituting less than 0.01% of the shares outstanding (based on 105,088,974 outstanding shares as of on September 27, 1999 as stated in the Proxy Statement filed on September 27, 1999); (xi) Mr. Ashken owns beneficially 20,405 shares of Common Stock, constituting less than 0.01% of the shares outstanding; and (xii) Mr. Franklin owns beneficially 229,275 shares of Common Stock (including the 37,500 options granted to him dated as of March 31, 1999), constituting less than 0.01% of the shares outstanding.
          Item 5(b) is hereby deleted and the following inserted in its place:
          As of the close of business on October 29, 1999, Brahman II, BY Partners, Brahman Institutional and Brahman Bull each has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Brahman Management as the sole general partner of Brahman II, BY Partners, Brahman Institutional and Brahman Bull. Pursuant to an arrangement between Brahman Capital and Brahman Management, as general partner of BY Partners, Brahman Capital has investment responsibility with respect to securities held in the account of BY Partners. Brahman Capital is party to an investment management contract pursuant to which it has investment responsibility with respect to securities held for the account of Brahman Offshore. Marlin I has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Marlin Management as its sole general partner. Messrs. Franklin and Ashken, as sole managing partners of Marlin Management, have the power to vote and to dispose of the shares of Common Stock owned by Marlin Management.

                                                         Page 23 of 26 Pages
           Item 5(c) is hereby deleted and the following inserted in its place:
          (c) No other transactions were effected by any of the persons named in response to Item 5(a) above since the date of filing of Amendment No. 4 to this Schedule 13D.
          Item 5(e) is hereby deleted and the following inserted in its place:
          As of the close of business on October 29, 1999, the Reporting Persons filing hereby ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Company.

                                                         Page 24 of 26 Pages



                                SIGNATURES
                                ----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  November 23, 1999
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.

                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                        Page 25 of 26 Pages



                                    BRAHMAN BULL FUND, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.

                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.

                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN CAPITAL CORP.

                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President

                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder

                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel

                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik


                                    MARLIN PARTNERS I, L.P.

                                    By:  MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                       ---------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                                         Page 26 of 26 Pages


                                    MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                    ------------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    /s/ Martin E. Franklin
                                    ------------------------------------------
                                          Martin E. Franklin

                                    /s/ Ian G.H. Ashken
                                    ------------------------------------------
                                          Ian G.H. Ashken